

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2022

Russell H. McMeekin
Chief Executive Officer
mCloud Technologies Corp.
550-510 Burrard Street
Vancouver, British Columbia
Canada, V6C 3A8

  Re: mCloud Technologies Corp.
   Supplemental Response dated September 29, 2022
   File No. 333-264859

Dear Russell H. McMeekin:

  We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2022 letter.

Supplemental Response dated September 29, 2022

General

1. We note your prior response addressing why Agnity did not meet the criteria in IFRS 5.32 to be considered a discontinued operation for periods subsequent to June 30, 2022. IFRS 5.32 states, in addition to other criteria that must be met, that a discontinued operation is a component of an entity. IFRS 5.31 states in part that a component of an entity will have been a cash-generating unit or a group of cash-generating units while being held for use. We note that the Company has identified Agnity as a cash-generating unit. While we understand you have determined that the Company has a single segment, we do not believe that it necessarily follows that the disposal of Agnity is not a separate major line of business under IFRS 5.32(a). Additionally, factors such as Agnity having a separate

website with distinct product offerings representing a significant portion of the Company revenues might suggest that Agnity represented a separate major product or service line under IFRS 5.32(a). Please elaborate on why the disposal of Agnity should not be presented as discontinued operations.

2.   We have reviewed your response to our prior comment. Please provide pro forma financial information that reflects Agnity not being consolidated in your financial statements pursuant to Article 11 of Regulation S-X or tell us why you believe it is not required.

 You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Avital Perlman